UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

EPAM SYSTEMS, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

29414B 104
(CUSIP Number)

December 31, 2012
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29414B 104	SCHEDULE 13G	Page 1 of 5 pages
1.	NAMES OF REPORTING PERSONS Arkadiy Dobkin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
	Not Applicable	(b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 4,121,999 (1)
	6.	SHARED VOTING POWER 513,400
	7.	SOLE DISPOSITIVE POWER 4,121,999 (1)
	8.	SHARED DISPOSITIVE POWER 513,400
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,635,399
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.6% (2)
12.	TYPE OF REPORTING PERSON IN
(1) The aggregate amount of shares of common stock beneficial owned is reported as of December 31, 2012 pursuant to the requirements of Rule 13d-1(d).  Between January 1, 2013 and February 8, 2013, Mr. Dobkin sold an aggregate of 64,991 shares of common stock.
(2) Based on 43,525,140 shares of the common stock of EPAM Systems, Inc. (the “Issuer”) outstanding as of November 7, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 filed with the Securities and Exchange Commission on November 13, 2012.

CUSIP No. 29414B 104	SCHEDULE 13G	Page 2 of 5 pages

Item 1(a).	Name of Issuer:

EPAM Systems, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

41 University Drive
Suite 202
Newtown, Pennsylvania 18940

Item 2(a).	Name of Person Filing:

Arkadiy Dobkin

Item 2(b).	Address of Principal Business Office or, if None, Residence:

c/o EPAM Systems, Inc.
41 University Drive
Suite 202
Newtown, Pennsylvania 18940

Item 2(c).	Citizenship:

United States of America

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share

Item 2(e).	CUSIP Number:

29414B 104

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

CUSIP No. 29414B 104	SCHEDULE 13G	Page 3 of 5 pages

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:	4,635,399 (as more fully described below)

As of December 31, 2012, the reporting person beneficially owned 4,635,399 shares of common stock of the Issuer, (i) 4,121,999 shares of which were held directly by Mr. Dobkin and (ii) 513,400 were held by the Arkadiy Dobkin GST Exempt Grantor Trust (the “Grantor Trust”) for the benefit of Mr. Dobkin’s children, for which Mr. Dobkin’s spouse acts as the trustee.  Mr. Dobkin may be deemed to have shared power to vote or to direct the vote, and shared power to dispose or to direct the disposition of the 513,400 shares held by the Grantor Trust and identified as beneficially owned by him above.  The reporting person disclaims beneficial ownership of the securities held by the Grantor Trust except to the extent of his pecuniary interest therein.

(b)	Percent of class:	10.6*

* Based on 43,525,140 shares of the common stock of the Issuer outstanding as of November 7, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 filed with the Securities and Exchange Commission on November 13, 2012.

(c)	Number of shares as to which such person has as of December 31, 2012:

(i)	Sole power to vote or to direct the vote:	4,121,999 (1)

(ii)	Shared power to vote or to direct the vote:	513,400

(iii)	Sole power to dispose or to direct the disposition of:	4,121,999 (1)

(iv)	Shared power to dispose or to direct the disposition of:	513,400

(1) The aggregate amount of shares of common stock beneficial owned is reported as of December 31, 2012 pursuant to the requirements of Rule 13d-1(d).  Between January 1, 2013 and February 8, 2013, Mr. Dobkin sold an aggregate of 64,991 shares of common stock.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

CUSIP No. 29414B 104	SCHEDULE 13G	Page 4 of 5 pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

CUSIP No. 29414B 104	SCHEDULE 13G	Page 5 of 5 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2013
(Date)
/s/ Arkadiy Dobkin
(Signature)
Arkadiy Dobkin
(Name/Title)